Michael McAlevey
Chief Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828
USA

T 203 373 2967
F 203 373 3079
Via FedEx and EDGAR	michael.mcalevey@ge.com

July 14, 2006

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	General Electric Company Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 3, 2006 File No. 1-00035

Dear Ms. Blye:

We are responding to your comment letter dated June 15, 2006, to Keith S. Sherin, Senior Vice President and Chief Financial Officer of the General Electric Company (“GE” or the “Company”) relating to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

1.
We note the website of your subsidiary, GE Healthcare, identifies distributors for its products in Iran and Syria. We also note published reports that you announced on February 1, 2005, that your foreign subsidiaries would refuse all new orders from Iran, and indicating your intention to fulfill then-existing customer commitments. Your Form 10-K does not include any information regarding your contacts with Iran and Syria, countries identified as state sponsors of terrorism by the State Department, and are subject to economic sanctions and/or export controls administered by the Treasury Department’s Office of Foreign Assets Control and the Commerce Department’s Bureau of Industry and Security.

Please describe for us your past, current, and any anticipated operations in, and other contacts with, Iran and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Describe the technologies, products and equipment you have sold or otherwise distributed into these countries. Describe the extent to which your dealings have been with the governments of Iran and Syria, or entities affiliated with or controlled by their governments. Advise us whether, to the best of your knowledge, understanding and belief, any of the technologies, products, equipment (including component parts), or services you provide, have provided or anticipate providing into these countries have military application; whether the government of either country has employed or will employ them in any military application; and the nature of the military application(s) in which they can be, have been or will be employed.

Response

The Company sells very small amounts of products and services to entities in Iran and Syria. We devote significant resources to ensuring that these activities are in compliance with all applicable laws. The issue of whether to conduct business in certain countries is complex; we must take into account not only the views of the U.S.

July 14, 2006	Page 2
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk

Government but all relevant stakeholders. Our goal is always to conduct business with integrity, and at the same time to achieve value for our shareholders.

With respect to Iran, we comply with the U.S. sanctions as administered by the Office of Foreign Asset Control (“OFAC”), which were imposed in their present form in 1995 and amended in 1997, under the authority of the International Emergency Economic Powers Act and Executive Orders 12959 and 13059. These sanctions prevent U.S. persons from selling, servicing, financing or supporting transactions involving Iran, and do not apply directly to subsidiaries of U.S. companies separately organized in foreign jurisdictions, that are operating independently of U.S. persons. In addition, OFAC is directed by the Trade Sanctions Reform Act of 2000 (“TSRA”) to license the sale of medicine and food to appropriate end-users. Sales to Iran are either made through permitted licenses obtained directly from the U.S. Government, or by through subsidiaries in foreign jurisdictions operating independently. No other jurisdiction maintains a similar comprehensive sanction on trade with Iran.

In February 2005 we announced that senior management, in consultation with our Board of Directors, concluded that we would not accept any new orders for business in Iran unless we obtain a license from the U.S. Government to conduct business aiding humanitarian and other efforts. Our foreign subsidiaries had determined to fulfill obligations under existing orders and contracts. This decision was made due to uncertain conditions relating to Iran, including uncertainty about our ability to meet future customer commitments. This policy, which extends beyond the strict requirements of law, requires all of our businesses (including foreign subsidiaries) to obtain a license to conduct businesses such as the sale of medical equipment, safety of flight and news operations, in Iran. Under this policy, the foreign subsidiaries in our Healthcare business have obtained licenses from the U.S. Government to sell medical equipment to Iran. OFAC licenses medical equipment under the authority of TSRA, which represented a policy judgment by Congress that avenues should be available to sell agricultural products and a full range of medical equipment to customers in all countries, regardless of the U.S. Government policy toward that country. Thus, the U.S. Government has fully authorized the sale of humanitarian products to ensure appropriate medical treatment for all people, regardless of their citizenship.

In addition to diagnostic, monitoring and life science medical products, our products and services that are sold or otherwise distributed include power generation systems and parts, oil & gas equipment, power control/supply and lighting products in Iran, each of which is sold or distributed pursuant to legal obligations entered into prior to February 2005. We sell our products and services directly and through distributors located in Iran and elsewhere. Our customers include private companies, government-owned electrical utilities and refineries, the Ministry of Oil, public/private hospitals and universities. To the best of our knowledge, none of the products or services we provide has been, or could be, employed in any military application or used by the armed forces of Iran for strategic, tactical or training purposes.

In the aggregate, sales made to customers in Iran represented less than 0.33%, 0.19% and 0.15% of GE’s consolidated revenues in 2003, 2004 and 2005, respectively, which are the periods for which we present audited financial statements in the 2005 Form 10-K. For the first quarter of 2006, sales to customers in Iran represented less than 0.25% of GE’s consolidated revenues. We have a small amount of assets and liabilities related to customer receivables and performance guarantees, less than 0.01% of GE’s total assets or liabilities as of March 31, 2006.

The sanctions against Syria were enacted in May 2004 by the U.S. Department of Commerce, Bureau of Industry and Security under the authority of the Syria Accountability and Lebanese Sovereignty Act and Executive Order 13338 and prohibit any person from exporting or re-exporting U.S. products to Syria without a license; there are no restrictions on the sale of non-U.S. products to Syria. As with the TSRA exception described above, licensing policy permits the exportation of medical equipment to Syria under license. We sell or otherwise distribute U.S.-origin diagnostic, monitoring and life science medical products, which require licensing as described, and non-U.S. origin power generation parts, oil & gas equipment, power control/supply products, lighting products and medical products in Syria. We sell these products and services directly and through distributors located in Syria and elsewhere. Our customers include private companies, the Ministry of Oil, public/private hospitals and universities. To the best of our knowledge, none of the products or services we provide has been, or could be, employed in any military application or used by the armed forces of Syria for strategic, tactical or training purposes).

July 14, 2006	Page 3
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk

In the aggregate, sales made to customers in Syria represented less than 0.02% of GE’s consolidated revenues in each of 2004 and 2005 (the time period from when the current export sanctions were established). For the first quarter of 2006, sales to customers in Syria also represented less than 0.02% of GE’s consolidated revenues. At present we have a limited amount of assets and liabilities related to customer receivables and performance guarantees, less than 0.01% of GE’s total assets or liabilities as of March 31, 2006.

We take very seriously our obligation to ensure that the Company is compliant with the legal restrictions on sales of our products and services to Iran and Syria. Foreign subsidiaries that may have legacy business with Iran that is not subject to U.S. law understand that such business may not involve U.S. persons or use U.S. services. Businesses conduct regular training to ensure compliance with international trade controls. As GE’s 2006 Citizenship Report indicates, the Company has a system of comprehensive processes, policies, communications and training to support our compliance and governance commitments. The Company has regular procedures for reviewing compliance in this complex area. If we find potential violations of our policies or laws, we investigate and disclose to the relevant agencies of the U.S. Government, as appropriate. For example, in 2004, the Company settled violations involving the U.S. sanctions against Iran committed by an acquired company, which is a matter of public record. Our investors rely upon our ability to conduct our activities with integrity and to remain compliant with applicable laws and regulations as we explore, create and develop commercial opportunities to achieve shareholder value.

2.
Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether those operations or contacts, individually or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms for each country, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies having contacts with Iran and Syria.

Response

In the course of our preparation of our Exchange Act reports, including the 2005 Form 10-K, we consider the line item requirements of the Form and Exchange Act Rules 12b-20 and 10b-5. In assessing the need to disclose any piece of information, we determine whether there is a substantial likelihood that the information would be viewed by a reasonable investor as significantly altering the total mix of information available about the Company and our securities. In this process, we consider both qualitative and quantitative factors, including the impact of any particular disclosure on GE’s reputation. This is the process we used to determine that our business activities in Iran and Syria are immaterial to GE and therefore are not required to be disclosed.

We ask our businesses to report separately the orders and sales obtained from activities in Iran and Syria in order to evaluate the quantitative impact on GE’s financial results. As discussed above, sales made to customers in Iran represented less than 0.33%, 0.19% and 0.15% of GE’s consolidated revenues in each of 2003, 2004 and 2005, respectively. For the first quarter of 2006, sales to customers in Iran represented less than approximately 0.25% of GE’s consolidated revenues. Sales made to customers in Syria represented less than 0.02% of GE’s consolidated revenues in each of 2004 and 2005. For the first quarter of 2006, sales to customers in Syria also represented less than 0.02% of GE’s consolidated revenues. These amounts are insignificant compared to the revenues of the entire Company. If GE were to suffer the partial or complete loss of sales in Iran and Syria due to further changes in law or our own decision to further change our business policies, it would not affect GE’s ability to achieve our strategic and operational objectives, especially since the Company has already decided to stop taking new orders in Iran that are not licensed by the U.S. Government.

July 14, 2006	Page 4
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk

Sales to Iran and Syria are also immaterial from a qualitative perspective. The Company strives to ensure compliance with all laws in conducting business activities in these countries. GE’s investors expect that GE, as a globally diversified company, with operations based in other countries, will likely have some contacts with these countries as long as the relationships are permitted under law. We respond to questions from investors and the media about activities in this area.

We have also considered the state legislation referred to in the Staff’s comment letter in reaching our decision that GE’s business activities in Iran and Syria are immaterial. The Louisiana law requires reporting only from non-U.S. companies. The Arizona law requires reporting of interests in companies like ours that do business with certain countries and permits, but does not require, divestment. The Pennsylvania law requires only reporting. Very few states have adopted this type of legislation, which indicates limited interest in legislating investment decisions by state retirement funds. The lack of legislation also may reflect questions about the advisability and potentially constitutionality of states pursuing their own “foreign policies.” Moreover, although notable, we do not believe that this type of state legislation affects the analysis of whether a public company is required to disclose insignificant permissible business activities in restricted countries under the federal securities law. The fact that a state retirement fund may be required to report its holdings, or consider divestment, in a company that does permitted business in restricted countries does not mean that there is a significant likelihood that the information would significantly alter the total mix of information available about that company. In addition, even if the Louisiana, Arizona and Pennsylvania state retirement funds decided to divest GE, it would not have a significant impact on our overall shareholder base. We estimate that as of March 31, 2006, the Louisiana, Arizona and Pennsylvania state retirement funds together owned only 0.02% of GE’s outstanding stock.

We are always responsive to investor concerns and sentiment and evaluate our activities continuously in light of issues of importance to all of our investors. We will also continue to monitor the status of state legislation mandating reporting (and possibly divestment) to assess whether it has any material impact on GE.

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July 14, 2006	Page 5
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk

For the convenience of the Staff, we provided a copy of this letter to Pradip Bhaumik, Peggy Fisher and Eric Atallah. Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC COMPANY
/s/Michael McAlevey
Michael McAlevey
Chief Corporate and Securities Counsel

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Senior Vice President, Finance and Chief Financial Officer
S. A. Nunn, Chairman, General Electric Company Public Responsibilities Committee
B. B. Denniston, Senior Vice President and General Counsel
P.D. Ameen, Vice President and Comptroller
R.M. Gadbaw, Vice President and Senior Counsel, International Law and Policy